Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

June 3, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Tiffany Posil
Pamela Howell
Joanna Lam
Tia Kenkins

Re:	CareDx, Inc.
Registration Statement on Form S-1 filed on the date hereof

Ladies and Gentlemen:

On behalf of our client, CareDx, Inc. (“CareDx” or the “Company”), we submit this letter in response to comments from the staff (the “Staff) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 16, 2013 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-l (the “Registration Statement”). We are concurrently filing via EDGAR this letter and a revised draft of the Registration Statement.

For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on May 2, 2014.

Additionally, we are supplementally providing the Staff with copies of additional written communications, as defined in Rule 405 under the Securities Act, that the Company has presented to potential investors in reliance on Section 5(d) of the Securities Act.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on May 2, 2014), all page references herein correspond to the page of the revised draft of the Registration Statement.

Mr. Peter Maag

CareDx, Inc.

June 3, 2014

General

1.	We note your response to comment 8 in our letter dated April 24, 2014 and we partially reissue the comment. Please provide the basis for the following factual assertions, citing to the source(s) of such information. Provide us supplementally with copies of any reports or other sources that provide the basis for the statements made, clearly marking the section(s) of such report or other sources upon which you are relying.

•	Your statement on page 1 that “[d]ue in part to this long-term high level of immunosuppression therapy, illness and mortality rates among transplant recipients remain well above those of the general population.”

•	Your statement on page 4 that “immunosuppressive therapy increases susceptibility of an individual to kidney failure, new onset diabetes, imbalances of blood lipid levels, hypertension and osteoporosis.”

The Company is supplementally providing the Staff with support for the referenced factual assertions made on pages 1 and 4 of the Registration Statement, including copies of the reports and other sources that provide the basis for the statement made, marked to show the sections of such report or other sources upon which the Company is relying.

Risk Factors, page 14

2.	We note your response to comment 14 in our letter dated April 24, 2014. Please also remove the reference to risks and uncertainties that you believe are not material.

In response to the Staff’s comment, the Company has removed the referenced statement.

Business, page 83

Sales and Marketing, page 101

3.	We note the disclosure on page 102 regarding the agreement with Diaxonhit SA. Please disclose the initial cash and equity payment. In addition, please disclose the total milestone payments that may be paid under the agreement. It appears that all of the milestone payments, as set forth in Section 3.2, are payable in DHT shares. Please reconcile with your disclosure which indicates some of the payments are in stock. Also, please clarify whether these milestone payments are the same as your reference to additional royalty payments.

In response to the Staff’s comment, the Company has revised the referenced disclosure to include the initial cash and equity payment amounts, the total milestone payments that may be paid under the agreement, to clarify that the milestone payments are the same as the royalty payments and to clarify that the milestone payments are payable in a combination of cash and stock.

Mr. Peter Maag

CareDx, Inc.

June 3, 2014

4.	Please revise your disclosure to clarify that the company recognized minimal revenue from the agreement with LifeLabs in 2013 and revenues from the agreement with LifeLabs are not expected to exceed 5% of total revenues in 2014 and 2015, as stated in your response to comment 22 in our letter dated April 24, 2014.

In response to the Staff’s comment, the Company has revised the Registration Statement to include the referenced statements from the Company’s prior letter.

Management, page 112

5.	We partially reissue comment 24 in our letter dated April 24, 2014. Please disclose the beginning and ending dates of employment for each employment disclosed in this section. For example, we note the disclosure regarding Mr. Yee’s employment at Syntex, Mr. Meyer’s employment at Pfizer, Mr. Bickerstaff’s employment at Dunn & Bradstreet and GE, and Mr. Goldberg’s employment at Sevin Rosen.

In response to the Staff’s comment, the Company has revised the Registration Statement to provide beginning and ending dates of employment for each officer and director, including the requested information with respect to Messrs. Yee, Meyer, Bickerstaff and Goldberg.

Non-Employee Director Compensation, page 118

6.	We note that you have revised the table to add Mr. Levison to the directors compensation table for the year ended December 31, 2013. However, it appears that the options were issued after the fiscal year ended. Please advise or revise.

In response to the Staff’s comment, the Company has revised the referenced table to remove the option granted to Mr. Levison after December 31, 2013.

Executive Compensation, page 120

7.	We note your response to comment 26 in our letter dated April 24, 2014 and we reissue the comment. Please revise to disclose whether the compensation arrangements or agreements with your named executive officers will change as a result of your initial public offering.

In response to the Staff’s comment, the Company has revised the Registration Statement to state that the compensation arrangements with its named executive officers will not change as a result of the initial public offering.

Mr. Peter Maag

CareDx, Inc.

June 3, 2014

Principal Stockholders, page 134

8.	We note your response to comment 27 in our letter dated April 24, 2014. However, including the two additional executive officers, we are still unable to determine how you calculated the amount and percent of shares held by officers and directors as a group. Please advise.

The Company has revised the principal stockholders in the Registration Statement to remove shares held by TPG Biotechnology Partners, L.P. from the calculation of shares held by directors and executive officers as a group. As stated in footnote 11, director Fred Cohen disclaims beneficial ownership of the shares held by TPG Biotechnology Partners, L.P.

9.	Please disclose the number of shares beneficially owned by Mr. Cohen. The Instruction to Item 403 of Regulation S-K permits the use of an asterisk in lieu of the percentage of shares beneficially owned, not in lieu of the number of shares beneficially owned.

In response to the Staff’s comment, the Company has revised the Registration Statement to remove the use of an asterisk for the shares beneficially owned Mr. Cohen.

Audited Financial Statements for the Fiscal Year ended December 31, 2013

Notes to Financial Statements, page F-7

Summary of Significant Accounting Policies, page F-7

Unaudited Pro Forma Financial Information, page F-8

10.	We note you disclose on page 80, page F-41 and page II-2 that you issued a $5.0 million subordinated convertible promissory note to Illumina Inc. in April 2014. Please revise pro forma per share data for the latest year and subsequent interim period throughout the registration statement to give effect to the issuance of the note and its subsequent conversion to equity.

Mr. Peter Maag

CareDx, Inc.

June 3, 2014

The Company has revised the pro forma per share data for the latest year and subsequent interim period throughout the registration statement to give effect to the issuance of the Illumina note and its subsequent conversion to equity. The Company has also revised the pro forma per share data for the latest year and subsequent interim period to give effect to the issuance of preferred stock in connection with the Company’s acquisition of ImmuMetrix, Inc. and the subsequent conversion of such preferred stock into common stock.

Exhibits

11.	We reissue comment 33 in our letter dated April 24, 2014. We note that you are missing exhibits, schedules and/or attachments to Exhibits 10.12 and 10.14. Please file these exhibits in their entirety. In addition, we continue to note that Exhibit 10.14 does not include the Amendment dated December 2006 as referenced on page 82.

The Company has refiled Exhibits 10.12 and 10.14 in response to the Staff’s comment. The Company supplementally advises the Staff that Exhibit C to Exhibit 10.12 does not contain any information and the “[Intentionally Omitted]” reference formed a part of the original document.

* * * *

Please direct any questions regarding the Company’s responses or Registration Statement to me at (650) 493-9300 or akharal@wsgr.com.

Sincerely,

/s/ Asaf H. Kharal

cc:

Peter Maag, CareDx, Inc.

Michael J. Danaher, Wilson Sonsini Goodrich & Rosati, P.C.

Glenn R. Pollner, Gibson, Dunn & Crutcher LLP